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              [Letterhead of Sheppard Mullin Richter & Hampton LLP]



                                              Michiko Lindsey
                                              Writer's Direct Line: 858-720-7404
                                              mlindsey@sheppardmullin.com
May 26, 2005
                                              Our File Number:  05RK-111410


VIA EDGAR AND FACSIMILE

Jim B. Rosenberg
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: MicroIslet, Inc. - Form 10-KSB for the Fiscal Year Ended December 31, 2004 (File No. 0-27035)
                  ------------------------------------


Dear Mr. Rosenberg:

         I am writing to confirm my telephone conversation with Mr. Frank Wyman pursuant to which the staff acknowledged the change in timing for MicroIslet, Inc's. response to your letter to Mr. John F. Steel IV, Chairman and Chief Executive Officer, dated April 29, 2005, concerning its Form 10-KSB for the Fiscal Year ended December 31, 2004 (File No. 0-27035). MicroIslet anticipates submitting its response to the Commission on or before June 10, 2005.

         If you have any questions, please feel free to contact me at 858-720-7404.

                                           Sincerely yours,

                                           /s/ Michiko Lindsey

                                           Michiko Lindsey
                                           SHEPPARD MULLIN RICHTER & HAMPTON LLP


cc:      Frank Wyman
         William G. Kachioff
         John D. Tishler, Esq.